                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                    FORM 11-K

                                  -------------
                                   (Mark One)

(X)                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                 For the years ended December 31, 2000 and 1999

                                       OR
( )              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                For the transition period from _______ to _______

                          Commission file number 1-8606

                                  -------------

                          Bell Atlantic Mobile Savings
                       and Profit Sharing Retirement Plan
            180 Washington Valley Road, Bedminster, New Jersey 07921

                                  -------------

                           Verizon Communications Inc
              1095 Avenue of the Americas, New York, New York 10036

         Bell Atlantic Mobile Savings and Profit Sharing Retirement Plan
             Index To Financial Statements and Supplemental Schedule


                                                                         PAGE(S)

Report of Independent Accountants                                           2

Financial Statements:

Statements of Net Assets Available for Benefits as
of December 31, 2000 and 1999                                               3


Statement of Changes in Net Assets Available for Benefits
for the year ended December 31, 2000                                        4

Notes to Financial Statements                                              5-8

Supplemental Schedule:

Schedule of Assets Held for Investment Purposes at                          9
End of Year

                           INDEPENDENT AUDITORS' REPORT


To the Participants and Administrator of the Bell Atlantic Mobile Savings and Profit Sharing Retirement Plan:
Bedminster, New Jersey

We have audited the accompanying statements of net assets available for benefits of the Bell Atlantic Mobile Savings and Profit Sharing Retirement Plan (the "Plan") as of December 31, 2000, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Bell Atlantic Mobile Savings and Profit Sharing Retirement Plan as of December 31, 2000 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



-----------------------
/s/ Deloitte & Touche LLP
New York, New York

June 25, 2001

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the Bell Atlantic Mobile Savings and Profit Sharing Retirement Plan:

In our opinion, the accompanying statement of net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Bell Atlantic Mobile Savings and Profit Sharing Retirement Plan (the "Plan") at December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




[PricewaterhouseCoopers LLP (signed)]

New York, New York
June 2, 2000

         Bell Atlantic Mobile Savings and Profit Sharing Retirement Plan
                 Statements of Net Assets Available for Benefits
                        As of December 31, 2000 and 1999

                                                     2000              1999
                                                 ------------      ------------
Assets:
Investments, at fair value                       $260,145,478      $258,401,721

Loans to participants                              10,601,801         9,886,526

Employer's contribution receivable                 20,163,195        17,339,462
                                                 ------------      ------------

    Total assets                                  290,910,474       285,627,709

Liabilities:

Accrued expenses                                       58,716           188,124
                                                 ------------      ------------

    Total Liabilities                                  58,716           188,124

Net assets available for benefits                $290,851,758      $285,439,585
                                                 ============      ============


   The accompanying notes are an integral part of these financial statements.

             Bell Atlantic Mobile Savings and Profit Sharing Retirement Plan
                Statement of Changes in Net Assets Available for Benefits
                           For the Year Ended December 31, 2000



Additions:
Additions to net assets attributed to:
     Investment income
          Net depreciation in fair
             value of investments                                 $(26,285,941)
           Interest and dividends                                    4,930,941
                                                                ---------------
                                                                   (21,355,000)
                                                                ---------------

      Contributions:
           Participant                                              34,226,299
           Employer                                                 29,738,056
                                                                ---------------
                                                                    63,964,355
                                                                ---------------

                      Total Additions                               42,609,355
                                                                ---------------

Deductions:
Deductions from net assets attributed to:
      Benefits paid to participants                                 29,398,438
      Transfer of Plan assets                                        7,207,933
      Expenses                                                         539,056
      Other                                                             51,755
                                                                ---------------
                     Total Deductions                               37,197,182
                                                                ---------------

      Net increase                                                   5,412,173

Net Assets available for benefits:
      Beginning of year                                            285,439,585
                                                                ---------------

      End of year                                                $ 290,851,758
                                                                ===============


   The accompanying notes are an integral part of these financial statements.

         Bell Atlantic Mobile Savings and Profit Sharing Retirement Plan
                          Notes to Financial Statements


A.  Description of Plan

Effective July 1, 1995, the Board of Directors of Bell Atlantic Mobile, Inc., previously known as Bell Atlantic NYNEX Mobile, Inc., (the "Company"), acting in its capacity as general partner of Cellco Partnership, ("Cellco"), established the Bell Atlantic Mobile Savings and Profit Sharing Retirement Plan (the "Plan"), for the benefit of Covered Employees, as defined by the Plan. The purpose of the Plan is to enable Covered Employees to increase personal long-term savings through the tax deferral opportunities offered under sections 401(k) and 401(a) of the Internal Revenue Code of 1986 (the "Code"). The following description only provides general information of the Plan. The Plan document contains a more comprehensive description of the Plan's provisions.

     1. Participation - The Plan is a defined-contribution and a profit sharing plan covering all eligible Company employees who have completed one year of service, consisting of no less than 1,000 hours worked, unless otherwise specified.

     2. Contributions - Each year, participants may elect to contribute, through ordinary payroll deductions, an amount ranging from one percent (1%) to sixteen percent (16%) of annual compensation, as defined in the Plan document. Participants may also roll over amounts representing distributions from other qualified defined benefit plans, defined contribution plans and/or conduit individual retirement accounts. The Company makes a matching contribution equal to fifty percent (50%) of the first six percent (6%) of eligible compensation that a participant contributes to the Plan. The amount contributed for matching contributions for the year ended December 31, 2000 was $9,574,862. The Company may increase the matching contribution at the discretion of the Company's Board of Directors. The amount contributed for discretionary matching contributions for the year ended December 31, 2000 was $8,840,496. In addition, at the discretion of the Company's Board of Directors, a profit sharing contribution may be contributed on behalf of all Covered Employees whether or not they contribute to the Plan. The amount contributed for profit sharing contributions for the year ended December 31, 2000 was $11,322,698.

     3. Participant accounts - The Plan provides that a separate account be maintained for each participant. Participant accounts are valued on a daily basis. Each participant account is credited with participant's contribution and applicable employer contribution on a semi-monthly basis. Participant accounts are also increased (decreased) by allocation of actual investment earnings (losses). Following the Plan year-end, discretionary contributions for profit sharing and discretionary matching contributions, if any, are deposited in one lump sum to participant accounts. A separate sub-account is maintained for profit sharing contributions which have different vesting schedules and withdrawal provisions. Participants may change their investment direction and transfer between investment funds on a daily basis.

     4. Vesting - Participants are immediately vested in their contributions plus actual earnings derived from these contributions. Vesting in the Company's fixed, discretionary variable match, and discretionary profit sharing are based on credited years of service. A participant is fully vested in the Company's fixed and discretionary variable match after three years of credited service. A participant is fully vested in the Company's profit sharing contribution after five years of credited service.

     5. Participant Loans - Participants may borrow from their accounts a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or fifty percent of their vested account balance, excluding profit sharing balances. All loans are considered to be a fixed income investment and are therefore treated as a transfer from an investment fund to a separate Loan Fund. Interest is fixed for the life of the loan and is charged at a rate equal to the prime rate, as defined in the Plan, plus one percent. Loan terms range from one to five years for non-residential loans and fifteen years for primary residence loans. Loans are collateralized by the portion of the participant's account allocated to the Loan Fund. Loans are repaid in equal semi-monthly installments through payroll deductions or as directed by the Plan and are invested in accordance with the participants' investment elections.

     6. Benefit Distributions - On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested account balance or annual installments over a period of two to twenty years (as elected by the participant and subject to Plan rules). Former NYNEX Corporation employees may also elect an annuity contract for the portion of their account which was transferred from the NYNEX plan. For termination of service due to other reasons, a participant may receive the value of the vested account balance as a lump-sum distribution or a direct rollover into another qualified retirement account as dictated by the Code.

B.  Summary of Accounting Policies

Basis of Accounting
-------------------

The financial statements of the Plan are prepared under the accrual method of accounting and are in conformity with generally accepted accounting principles.

Investment Valuation and Income Recognition
-------------------------------------------

The Plan's investments in commingled funds are stated at quoted market prices which represent the net assets value at the end of the year. The Verizon Communications Stock Fund is valued using the quoted market price for the fund's shares at the end of the year, plus the market value of cash reserves held by the fund. Participant loan receivables are valued at cost, which approximates fair value. Valuations for all funds are as of the financial statement dates.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The individual funds are charged with a trustee and investment management fee. All administrative and recordkeeping fees are paid by the Company.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Forfeiture of Benefits
----------------------

If employment is terminated and a participant is not 100% vested in either the employer match or the employer profit sharing contribution then the portion of the participant's account not vested will be forfeited. The forfeited amounts are used to reduce future employer contributions to the Plan. Forfeitures applied for the year ended December 31, 2000 were $1,365,987. Unapplied forfeitures are invested in the Plan's Short Term Investment Fund and amounted to $986,304 and $841,010 as of December 31, 2000 and 1999, respectively.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. The most significant estimates relate to the valuation of investments. Actual results could differ from those estimates.

Risks and Uncertainties
-----------------------

The Plan provides participants with various investment options: money market and fixed income securities, bonds, and equity funds. All investment securities are exposed to some type of risk, including, but not limited to, exposure to changes in interest rates, market fluctuations, economic conditions, and currency devaluation. Due to the level of risk associated with certain investment securities, it is possible that changes in near term risk factors could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Payment of Benefits
-------------------

When benefit payments are required, funds are transferred from the respective investment fund(s) to a holding fund. Subsequently, when checks are drafted, the holding fund is then reduced.

C.  Investments

The following presents investments that represent 5 percent or more of the Plan's Assets:

Description of Assets                           2000                   1999
---------------------                      -------------          -------------
State Street Commingled Funds:
      Short Term Investment Fund             $30,459,019            $27,002,588
      S&P 500 Flagship Fund                  100,629,895            109,096,205
      Russell 2000 Fund                       26,602,685             23,803,346
      Daily EAFE Fund                         15,518,284             16,230,182
Common Stock:
      Verizon Communications Stock            70,041,317             68,128,202


During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $26,285,941 as follows:

Commingled Funds                             $12,808,233
Common Stock                                  13,477,708
                                              ----------
                                             $26,285,941
                                             ===========

D.   Related-Party Transactions

Certain Plan investments are shares in commingled funds managed by State Street Global Advisors ("SSGA"). State Street Bank and Trust Company is the Plan's trustee. Both SSGA and State Street Bank and Trust Company are wholly owned subsidiaries of State Street Corporation; therefore these transactions qualify as party-in-interest. Fees for the year ended December 31, 2000 of $539,056 paid by the Plan to SSGA for investment management and to State Street Bank and Trust Company for trust accounting services are recorded as expenses in the deductions section of the Statement of Changes in Net Assets Available for Benefits.


E.   Plan Termination

Although the intention of the Company is to maintain the Plan indefinitely, the Company reserves the right to terminate its sponsorship of the Plan by action of the Company's Board of Directors. In the event of plan termination, the Plan will distribute participants' accounts in accordance with the provisions of ERISA and any other applicable laws.


F.   Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated January 31, 1997 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the Code). The Plan has been amended since receiving the determination letter. However, the Plan's administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

G.   Transfer of Plan Assets

In connection with Cellco's exchange of certain wireless properties with ALLTEL Communications, Plan assets of $7,207,933 (which included $271,596 in outstanding participant loans) were transferred to the ALLTEL Corporation Thrift Plan in December 2000.

H.   Subsequent Event

In January 2001, the Plan was renamed the Verizon Wireless Savings and Retirement Plan ( the "VWRP") and its assets were transferred to Fidelity Investments, its newly selected trustee and recordkeeper.

Also in January 2001, one defined contribution plan covering certain Cellco employees was merged into VWRP, and two other plans covering certain Cellco employees contributed assets to VWRP.

         Bell Atlantic Mobile Savings and Profit Sharing Retirement Plan
                              Supplemental Schedule
         Schedule of Assets Held for Investment Purposes at End of Year




               Investment Description                Units         Current Value
               ----------------------                -----         -------------

Short Term Investment Fund *                        30,459,019       $30,459,019
Stable Value Fund *                                  5,400,954         5,400,954
Daily Bond Market Index Fund *                         840,708        11,493,324
S&P 500 Flagship Fund *                                446,593       100,629,895
Russell 2000 Fund *                                    988,396        26,602,685
Daily EAFE Fund *                                    1,378,668        15,518,284
Verizon Communications Stock                         1,397,333        70,041,317
                                                                   -------------
Subtotal:                                                            260,145,478

Participants' loan receivable, interest
rates range between 6 % - 10 % and terms            10,601,801        10,601,801
range from one to five years for non-residential                   -------------
and fifteen years for primary residence loans

Total investments                                                   $270,747,279
                                                                   =============

* Commingled Trust Funds Managed by State Street Global Advisors, which qualify as party-in-interest.

                                    SIGNATURE


     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Verizon Wireless Employee Benefits Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                Bell Atlantic Mobile Savings and Profit
                                Sharing Retirement Plan



                                By: /s/ Marc Reed
                                    -------------------------------
                                    Marc Reed
                                   (Chairman, Verizon Wireless Employee Benefits
                                    Committee)
Date:  June 27, 2001

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-45985 of Verizon Communications Inc (formerly Bell Atlantic Corp) on Form S-8 of our report dated June 25, 2001, appearing in this Annual Report on Form 11-K of the Bell Atlantic Mobile Savings and Profit Sharing Retirement Plan for the year ended December 31, 2000.

/s/ DELOITTE & TOUCHE LLP
New York, New York

June 25, 2001

                       CONSENT OF INDEPENDENT ACCOUNTANTS
                       ----------------------------------


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-45985) of Verizon Communication Inc., of our report dated June 2, 2000 relating to the financial statements of Bell Atlantic Mobile Savings & Profit Sharing Retirement Plan, which appears in this Form 11-K.

[PricewaterhouseCoopers LLP (signed)]

New York, New York
June 27, 2001